Exhibit 99.1
Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE	Date: August 9, 2010
From: Jeffrey T. Bowman
Chief Executive Officer
Crawford Reports 2010 Second Quarter Results
Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the second quarter ended June 30, 2010.
Consolidated Results
Second quarter 2010 consolidated revenues before reimbursements totaled $238.2 million compared to $249.7 million in the 2009 second quarter. Second quarter 2010 net loss attributable to Crawford & Company was ($2.5) million, compared to a net loss of ($88.1) million recorded in the 2009 second quarter. Second quarter 2010 loss per share was ($0.05) compared to the loss per share of ($1.70) reported in the prior-year quarter.
During the 2010 second quarter, the Company incurred a restructuring charge consisting of severance costs of $1.2 million, after related income taxes, resulting from the elimination of 146 positions (representing $9.6 million in annual administrative expenses, consisting of compensation, taxes and benefits.) These costs reduced earnings per share by ($0.02) for the 2010 second quarter. Also during the 2010 second quarter, the Company recorded a goodwill impairment charge of $7.3 million, or ($0.13) per share. All but the interest portion of the charge is nondeductible for tax purposes and was related to the contingent determination in an arbitration proceeding related to the October 2006 acquisition of Broadspire Management Services, Inc. During the 2009 second quarter, the Company recorded a preliminary non-cash goodwill impairment charge of $94.0 million, or ($1.81) per share related to our Broadspire segment. Earnings per share, and the related non-GAAP financial measure adjusted diluted earnings per share, including the required reconciliation for the impact of these special items, is set out in the table below:

	Quarter Ended	Quarter Ended
	June 30, 2010	June 30, 2009
Reported loss per share	$(0.05)	$(1.70)
Add:
Goodwill impairment charge	0.13	1.81
Restructuring charge	0.02	—

Adjusted diluted earnings per share on a non-GAAP basis	$0.10	$0.11

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
Revenues, net loss attributable to Crawford & Company and loss per share in the 2010 second quarter were impacted by a number of items, including the positive effects of decreased defined benefit pension expense and the positive impact of foreign currency exchange rate changes, and the negative effects of increased restructuring and other costs, as well as charges associated with the goodwill impairments related to our Broadspire segment. These are outlined below:

		Net
		Income
		(Loss)
		attributable
	Revenues before	to Crawford
In millions, except per share amounts	reimbursements	& Company	EPS
2nd quarter 2009 results	$249.7	$(88.1)	$(1.70)
(Less)/Add:
Foreign currency impact in 2010	10.7	0.6	0.01
Decrease in pension expense in 2010	—	0.3	0.01
Restructuring costs in 2010	—	(1.2)	(0.02)
Goodwill impairment charge in 2010	—	(6.8)	(0.13)
Goodwill impairment charge in 2009	—	94.0	1.81
All other changes	(22.2)	(1.3)	(0.03)

2nd quarter 2010 results	$238.2	$(2.5)	$(0.05)

Crawford used $29.6 million of cash in operations during the 2010 second quarter, compared to the $3.7 million in cash provided by operations during the comparable 2009 period. The $33.3 million increase in cash used in operations was due to growth in unbilled revenues and accounts receivable and increased contributions to the Company’s frozen U.S. defined benefit pension plan. The Company’s consolidated cash and cash equivalents position as of June 30, 2010 totaled $38.2 million compared to $58.1 million at June 30, 2009 and $70.4 million at December 31, 2009.
International Operations
Second quarter 2010 revenues before reimbursements for the International Operations segment increased 10.3% to $105.8 million from $95.9 million for the same period in 2009. During the 2010 second quarter compared to the 2009 second quarter, the U.S. dollar weakened against most major foreign currencies, resulting in a positive exchange rate impact to revenues of $10.7 million. Excluding the beneficial impact of exchange rate changes, International Operations revenues would have been $95.0 million in the 2010 second quarter. International Operations operating expenses for the 2010 second quarter increased by $11.0 million in U.S. dollars, a 12.6% increase, and increased by 1.2% on a constant dollar basis, compared to the 2009 period. Operating earnings declined to $7.3 million in the 2010 second quarter, down 13.6% from last year’s second quarter operating earnings of $8.5 million, due primarily to weaker results in our Canadian market. The related operating margin was 6.9% in the 2010 second quarter, compared to an 8.8% operating margin in the 2009 second quarter.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
U.S. Property & Casualty
U.S. Property & Casualty revenues before reimbursements were $47.0 million in the second quarter of 2010, decreasing 14.3% from $54.8 million in the 2009 second quarter, due primarily to a reduction in industry-wide claim volumes. Revenues generated by the Company’s catastrophe adjuster group were $2.8 million in the 2010 second quarter, declining from $7.2 million in the 2009 period. Operating earnings in the 2010 second quarter in the segment declined to $3.3 million, or an operating margin of 7.0%, compared to operating earnings of $6.2 million, or 11.3% of revenues in the 2009 second quarter.
Broadspire
Revenues before reimbursements from the Broadspire segment were $61.2 million in the 2010 second quarter, down 16.3% from $73.1 million in the 2009 quarter. Broadspire had an operating loss of ($1.8) million in the 2010 second quarter, or an operating margin of (2.9%) of revenues, compared to an operating loss of ($606,000), or (0.8%) of revenues, in the prior year period. This decline was primarily due to lower workers’ compensation claim referrals as a result of lower U.S. employment levels and the impact of a previously announced nonrenewal of a major contract within the segment.
Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $24.3 million in the 2010 second quarter, compared to $25.9 million in the 2009 quarter, reflecting a continued strong flow of significant bankruptcy administration and securities class action cases. Operating earnings totaled $5.6 million in the 2010 second quarter, or an operating margin of 22.9% of revenues, compared to $4.3 million, or 16.5% of revenues, in the prior-year period. The segment’s awarded project backlog totaled approximately $56.5 million at June 30, 2010 as compared to $62.8 million at June 30, 2009.
Management’s Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “Before the impairment charge, which related to a contingent determination in an arbitration proceeding arising from the 2006 acquisition of Broadspire, we were pleased that our operating results for the 2010 second quarter showed some improvement over our first quarter results, even in the face of lower claims volumes and particularly persistent high unemployment levels in our U.S. markets. Despite these conditions, Crawford is holding its own in terms of market share, with our claims declines over the past few years less than those of the industry as a whole. While focusing our business development efforts around experienced account management teams, we believe we have improved the pipeline of new opportunities for the remainder of 2010 and into 2011.
“We continue to focus significant attention on our expenses and have been successful during 2010 in reducing our selling, general and administrative costs. In response to the operating declines we have experienced in our U.S. business, we undertook a targeted administrative cost reduction program during the 2010 second quarter which we expect to deliver annualized savings of $9.6 million after a severance cost of $2.0 million.”

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
“The Broadspire segment continues to be challenged by the economic downturn. The economy has put tremendous pressure on risk managers to show cost reductions. The current level of unemployment is resulting in significantly lower workplace-related claims volumes in the U.S. We have improved our sales and marketing efforts in this segment to drive market share gains and we had an improvement in claims received in the 2010 second quarter over the 2010 first quarter.
“We continue to be pleased by the performance of our Legal Settlement Administration segment, as revenues remained strong and operating earnings increased nearly 30%. We benefited from significant bankruptcy and securities class action projects during the 2010 second quarter and continue to have a strong backlog of awarded projects in this segment.
“Operating cash flow for the first six months of 2010 was lower than expectations, reflecting an increase in unbilled revenue, due to the significant claims surge in the U.K. and Asia Pacific regions, and higher accounts receivable balances. Historically, our cash requirements are highest in the first half and cash balances replenish over the course of the year. We are actively addressing our levels of working capital to drive improved operating cash flow performance over the balance of the year.”
Mr. Bowman concluded, “As discussed, we continue to face challenging business and general economic conditions in our North American property and casualty and workers compensation service lines. We continue to be pleased with the performance of both our International Operations and Legal Settlement Administration segments. Our business continues to improve in delivering services globally to major clients, supported by new technology and service innovation which is being recognized by our clients.”
2010 Guidance
Crawford & Company revises its previously issued guidance for 2010 as follows:
•	Consolidated revenues before reimbursements between $930 million and $940 million.

•	Consolidated operating earnings between $50.5 million and $55.0 million.

•	Consolidated cash provided by operating activities between $25.0 and $30.0 million.

•	After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, goodwill impairment and special charges, and income taxes, net income attributable to Crawford & Company on a GAAP basis between $14.5 million and $17.7 million, or $0.27 to $0.33 diluted earnings per share.

•	Before reflecting the special charge related to the goodwill impairment of $0.13 per share, net income attributable to Crawford & Company on a non-GAAP basis between $21.6 million and $24.8 million, or $0.40 to $0.46 diluted earnings per share.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
Crawford & Company’s management will host a conference call with investors on Monday, August 9, 2010 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through August 16, 2010. You may dial 1-800-642-1687 (706-645-9291 international) to listen to the replay. The access code is 90954084. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.
Further information regarding the Company’s financial position, operating results, and cash flows for the quarter and year-to-date period ended June 30, 2010 is shown on the attached unaudited condensed consolidated financial statements.
In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income (loss) or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.
Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has also been removed from operating earnings.
Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by management and affecting the Company as a whole. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis.
Certain other gains and expenses may arise from events (expenses related to restructurings, losses on subleases, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.
Following is a reconciliation of segment operating earnings (loss) to net (loss) income attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	June 30,	%	June 30,	%	June 30,	%	June 30,	%
	2010	Margin	2009	Margin	2010	Margin	2009	Margin
Operating Earnings (Loss):
U.S. property & casualty	$3,271	7.0%	$6,201	11.3%	$8,367	8.7%	$12,362	11.2%
International operations	7,321	6.9	8,471	8.8	13,873	6.6	15,877	8.5
Broadspire	(1,772)	(2.9)	(606)	(0.8)	(4,105)	(3.3)	(2,560)	(1.7)
Legal settlement administration	5,566	22.9	4,287	16.5	8,849	19.7	5,814	14.0
Unallocated corporate and shared costs	(1,384)	(0.6)	(5,294)	(2.1)	(1,525)	(0.3)	(7,270)	(1.5)
Deduct:
Restructuring and other costs	(1,987)	(0.8)	—	—	(4,650)	(1.0)	(1,815)	(0.4)
Goodwill impairment	(7,303)	(3.1)	(94,000)	(37.7)	(7,303)	(1.5)	(94,000)	(19.4)
Stock option expense	(187)	(0.1)	(197)	(0.1)	(391)	(0.1)	(430)	(0.1)
Amortization expense	(1,499)	(0.6)	(1,496)	(0.6)	(2,999)	(0.6)	(2,994)	(0.6)
Net corporate interest expense	(3,672)	(1.5)	(3,640)	(1.5)	(7,809)	(1.6)	(7,125)	(1.5)
Income taxes	(865)	(0.4)	(1,615)	(0.6)	(1,758)	(0.4)	(2,735)	(0.6)
Net income attributable to non-controlling interests	(16)	—	(235)	(0.1)	(22)	—	(166)	(0.1)

Net (loss) income attributable to Crawford & Company	$(2,527)	(1.1)	$(88,124)	(35.3)	$527	0.01	$(85,042)	(17.5)

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world’s largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with a global network of more than 700 locations in 63 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
and consulting services for major product lines including property and casualty claims management; workers’ compensation claims and medical management, and legal settlement administration. The Company’s shares are traded on the NYSE under the symbols CRDA and CRDB.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company’s present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company’s reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company’s website at www.crawfordandcompany.com.
FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Three Months Ended June 30	2010	2009	% Change
Revenues:

Revenues Before Reimbursements	$238,151	$249,664	-5%
Reimbursements	17,835	21,979	-19%

Total Revenues	255,986	271,643	-6%

Costs and Expenses:

Costs of Services Before Reimbursements	176,424	183,884	-4%
Reimbursements	17,835	21,979	-19%

Total Costs of Services	194,259	205,863	-6%
Selling, General, and Administrative	50,411	54,414	-7%
Corporate Interest Expense, Net	3,672	3,640	1%
Restructuring and Other Costs	1,987	—	nm
Goodwill Impairment Charge	7,303	94,000	-92%

Total Costs and Expenses	257,632	357,917	-28%

Loss Before Income Taxes	(1,646)	(86,274)	nm
Provision for Income Taxes	865	1,615	-46%

Net Loss	(2,511)	(87,889)	nm
Less: Net Income Attributable to Noncontrolling Interests	16	235	-93%

Net Loss Attributable to Crawford & Company	$(2,527)	$(88,124)	nm

Loss Per Share — Basic and Diluted	$(0.05)	$(1.70)	nm

Weighted-average Shares Used in Calculating:
Basic Loss Per Share	52,619	51,877

Diluted Loss Per Share	52,619	51,877

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Six Months Ended June 30	2010	2009	% Change
Revenues:

Revenues Before Reimbursements	$474,417	$485,747	-2%
Reimbursements	33,622	36,179	-7%

Total Revenues	508,039	521,926	-3%

Costs and Expenses:

Costs of Services Before Reimbursements	352,970	359,046	-2%
Reimbursements	33,622	36,179	-7%

Total Costs of Services	386,592	395,225	-2%

Selling, General, and Administrative	99,378	105,902	-6%
Corporate Interest Expense, Net	7,809	7,125	10%
Restructuring and Other Costs	4,650	1,815	156%
Goodwill Impairment Charge	7,303	94,000	-92%

Total Costs and Expenses	505,732	604,067	-16%

Income (Loss) Before Income Taxes	2,307	(82,141)	nm
Provision for Income Taxes	1,758	2,735	-36%

Net Income (Loss)	549	(84,876)	nm
Less: Net Income Attributable to Noncontrolling Interests	22	166	-87%

Net Income (Loss) Attributable to Crawford & Company	$527	$(85,042)	nm

Earnings (Loss) Per Share — Basic and Diluted	$0.01	$(1.65)	nm

Weighted-average Shares Used in Calculating:
Basic Earnings (Loss) Per Share	52,504	51,625

Diluted Earnings (Loss) Per Share	52,949	51,625

nm =	not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended June 30
Unaudited
(In Thousands, Except Percentages)

										Legal Settlement
	U.S. Property & Casualty		%	International		%	Broadspire		%	Administration		%
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change

Revenues Before Reimbursements	$46,954	$54,789	-14.3%	$105,751	$95,885	10.3%	$61,180	$73,056	-16.3%	$24,266	$25,934	-6.4%

Compensation & Benefits	28,963	32,685	-11.4%	72,157	65,459	10.2%	35,396	40,950	-13.6%	10,740	9,821	9.4%
% of Revenues Before Reimbursements	61.7%	59.7%		68.2%	68.3%		57.9%	56.1%		44.3%	37.9%

Expenses Other than Reimbursements, Compensation & Benefits	14,720	15,903	-7.4%	26,273	21,955	19.7%	27,556	32,712	-15.8%	7,960	11,826	-32.7%
% of Revenues Before Reimbursements	31.3%	29.0%		24.9%	22.9%		45.0%	44.7%		32.8%	45.6%

Total Operating Expenses	43,683	48,588	-10.1%	98,430	87,414	12.6%	62,952	73,662	-14.5%	18,700	21,647	-13.6%

Operating Earnings (Loss) (1)	$3,271	$6,201	-47.3%	$7,321	$8,471	-13.6%	($1,772)	($606)	192.4%	$5,566	$4,287	29.8%
% of Revenues Before Reimbursements	7.0%	11.3%		6.9%	8.8%		-2.9%	-0.8%		22.9%	16.5%

Six Months Ended June 30
Unaudited
(In Thousands, Except Percentages)

										Legal Settlement
	U.S. Property & Casualty		%	International		%	Broadspire		%	Administration		%
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change

Revenues Before Reimbursements	$96,148	$110,083	-12.7%	$210,202	$186,515	12.7%	$123,143	$147,657	-16.6%	$44,924	$41,492	8.3%

Compensation & Benefits	58,147	65,250	-10.9%	145,246	129,832	11.9%	72,575	83,771	-13.4%	20,816	17,836	16.7%
% of Revenues Before Reimbursements	60.5%	59.3%		69.1%	69.6%		58.9%	56.7%		46.3%	43.0%

Expenses Other than Reimbursements, Compensation & Benefits	29,634	32,471	-8.7%	51,083	40,806	25.2%	54,673	66,446	-17.7%	15,259	17,842	-14.5%
% of Revenues Before Reimbursements	30.8%	29.5%		24.3%	21.9%		44.4%	45.0%		34.0%	43.0%

Total Operating Expenses	87,781	97,721	-10.2%	196,329	170,638	15.1%	127,248	150,217	-15.3%	36,075	35,678	1.1%

Operating Earnings (Loss) (1)	$8,367	$12,362	-32.3%	$13,873	$15,877	-12.6%	($4,105)	($2,560)	60.4%	$8,849	$5,814	52.2%
% of Revenues Before Reimbursements	8.7%	11.2%		6.6%	8.5%		-3.3%	-1.7%		19.7%	14.0%

(1)	A non-GAAP financial measurement which represents net income attributable to Crawford & Company excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated corporate and shared costs. See page 6 for a reconciliation of Operating Earnings (Loss) to Net (Loss) Income computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2010 and December 31, 2009
(In Thousands, Except Par Values)

	Unaudited	*
	June 30	December 31
	2010	2009
Assets

Current Assets:
Cash and Cash Equivalents	$38,234	$70,354
Accounts Receivable, Net	150,489	139,215
Unbilled Revenues, Net	104,034	93,796
Prepaid Expenses and Other Current Assets	24,851	22,350

Total Current Assets	317,608	325,715

Property and Equipment	142,467	144,254
Less Accumulated Depreciation	(102,274)	(102,108)

Net Property and Equipment	40,193	42,146

Other Assets:
Goodwill	122,162	123,169
Intangible Assets Arising from Business Acquisitions, Net	100,979	104,409
Capitalized Software Costs, Net	52,841	50,463
Deferred Income Tax Assets	68,072	69,504
Other Noncurrent Assets	26,460	27,499

Total Other Assets	370,514	375,044

Total Assets	$728,315	$742,905

Liabilities and Shareholders’ Investment

Current Liabilities:
Short-Term Borrowings	$17,914	$32
Accounts Payable	34,205	35,449
Accrued Compensation and Related Costs	59,842	70,871
Self-Insured Risks	16,807	18,475
Other Accrued Current Liabilities	56,208	47,318
Deferred Revenues	50,071	53,664
Mandatory Company Contributions due to Pension Plan	15,900	25,000
Current Installments of Long-Term Debt and Capital Leases	2,265	8,189

Total Current Liabilities	253,212	258,998

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	171,920	173,061
Deferred Revenues	31,864	33,524
Self-Insured Risks	15,957	14,824
Accrued Pension Liabilities, Less Current Mandatory Contributions	180,128	187,507
Other Noncurrent Liabilities	14,390	13,705

Total Noncurrent Liabilities	414,259	422,621

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	27,767	27,355
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-in Capital	29,891	29,570
Retained Earnings	140,990	140,463
Accumulated Other Comprehensive Loss	(167,339)	(165,403)

Total Crawford & Company Shareholders’ Investment	56,006	56,682

Noncontrolling Interests	4,838	4,604

Total Shareholders’ Investment	60,844	61,286

Total Liabilities and Shareholders’ Investment	$728,315	$742,905

*	derived from the audited Consolidated Balance Sheet.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2010 and June 30, 2009
Unaudited
(In Thousands)

	2010	2009
Cash Flows From Operating Activities:
Net Income (Loss)	$549	$(84,876)
Reconciliation of Net Income (Loss) to Net Cash (Used In) Provided By Operating Activities:
Depreciation and Amortization	15,155	15,568
Goodwill Impairment Charge	7,303	94,000
Stock-Based Compensation	1,436	2,841
Loss on Disposals of Property and Equipment, Net	137	40
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(12,753)	8,645
Unbilled Revenues, Net	(12,600)	(2,593)
Accrued or Prepaid Income Taxes	(837)	(2,723)
Accounts Payable and Accrued Liabilities	(6,617)	(13,409)
Deferred Revenues	(4,826)	(6,189)
Accured Retirement Costs	(14,311)	(6,124)
Prepaid Expenses and Other Operating Activities	(2,268)	(1,504)

Net Cash (Used In) Provided By Operating Activities	(29,632)	3,676

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment, Net	(4,942)	(4,614)
Capitalization of Computer Software Costs	(7,249)	(6,780)
Other Investing Activities	—	(1,089)

Net Cash Used In Investing Activities	(12,191)	(12,483)

Cash Flows From Financing Activities:
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(703)	(1,888)
Increase (Decrease) in Short-Term Borrowings, Net	19,420	(358)
Payments on Long-Term Debt and Capital Lease Obligations	(7,053)	(1,213)
Capitalized Loan Costs	—	(944)
Other Financing Activities	(39)	26

Net Cash Provided by (Used In) Financing Activities	11,625	(4,377)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,922)	(1,840)

Decrease in Cash and Cash Equivalents	(32,120)	(15,024)
Cash and Cash Equivalents at Beginning of Year	70,354	73,124

Cash and Cash Equivalents at End of Period	$38,234	$58,100